c/o Tantech Holdings (Lishui) Co., Ltd. ♦ No. 10 Cen Shan Road, Shuige Industrial Zone ♦ Lishui City, Zhejiang Province ♦ People’s Republic of China ♦ Phone: +86-578-226-2309

July 23, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TANTECH HOLDINGS LTD
Registration Statement on Form F-1
Filed July 12, 2024
File No.: 333-280791

Dear Mr. O’Leary:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tantech Holdings Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on July 25, 2024, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer